Mail-Stop 4561
						December 15, 2005

Via facsimile and U.S. Mail
Mr. Stephen M. Oksas
President and Chief Executive Officer
Mutual Federal Bancorp, Inc.
2212 West Cermak Road
Chicago, Illinois 60608

Re:   Mutual Federal Bancorp, Inc.
                     Form SB-2
	         File No. 333-129835
                     Filed November 18, 2005

Dear Mr. Oksas:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Revise the fourth sentence of the third paragraph to state that subscriptions will be returned unless the subscribers are affirmatively resolicited.

Prospectus Summary
Persons Who May Subscribe ..., page 4
2. Revise the second bullet to add, "up to 10% of the offering".
3. Provide the staff supplementally with the RP appraisal book.

How We determined to Offer ..., page 6
4. Revise the last sentence on page 6 to disclose that subscriptions will be refunded unless the subscriber reaffirms the subscription.
5. The staff notes different ratios on the first two tables presented on page 7, however, the narrative does not adequately explain why similar titles have different ratios. In this regard, the staff notes the first table presents minimum p/e at 27.78 while the second table presents 17.17%. Please revise to explain the differences that result in different ratios.
6. The staff notes the use of Amex and Nasdaq peer group, yet the stock may be listed on the OTCBB. Please revise to include or advise the staff why OTCBB peers were not included.
7. The narrative preceding the table on page 8 does not reconcile why the ratios are different than the first two tables on page 7. Please revise the narrative to explain why the ratios are different.
8. With regard to the last three bullets on page 8, please revise or advise the staff;
* Why the ESOP is amortized over 20 years for the Company but 10 years for the peer group;
* Indicate in the second bullet whether the assumption is based on open market purchases or new issuances; and, Why offering expenses are listed at 3.4% when the cover page indicates almost 10% down to around 6.7%.
9. Please revise the discussion on pages 7 and 8 to include a definition of core earnings; reconciling it to net income. Refer to
Item 10(h)(1)(i) of Regulation S-B.

Our Officers, Directors and Employees ...., page 12
10. Revise the first full paragraph on page 13 to disclose if the benefit plans (excluding the ESOP) will issue the shares at no cost to Officers and Directors. In addition, disclose whether the shares held by the holding company will be able to vote those shares when shareholder approval is sought.

Use of Proceeds, page 24
11. Revise the second bullet at the bottom of page 24 to disclose the
Company`s present intention regarding stock repurchases.

MD&A
Sept. 30, 2005 and December 31, 2004, page 38
12. Revise the second paragraph to disclose whether or not brokered deposits have been used during the periods.

Comparison of Operating Results ...., page 38
13. Revise to explain why Net Interest Income decreased during the period.

General
14. Please note the updating requirements of Rule 310(g) of Regulation S-B.
15. Please file updated consents for all audited financial statements included in your next filing.

Pro Forma Data
Pro Forma Net Income, page 32 and 35
16. Please ensure that all pro forma information presented is properly calculated. We noted that the September 30, 2005 post-tax interest rate of 2.45% stated on page 31 appears to be use in calculating the pro forma income on adjusted net proceeds amounts for both the September 30, 2005 and the December 31, 2004 scenarios.

Provision for Loan Losses, page 39
17. We note your loan portfolio increased by $5.8 million (21%) during the nine months ended September 30, 2005, including a $4.3 million increase in your multi-family residential mortgage loan portfolio. We further note your discussion in which you refer to higher inherent risks in this category of lending due to higher default rates and the possibility that repayments may be affected by
economic conditions and interest rates.   Please revise your
discussion here and in other related sections of the document to more fully explain why management made no provision for loan losses for the nine months ended September 30, 2005.

Non-Interest Income, page 42
18. We note the $1.6 million gain on sale of FHLMC common stock represented almost 65% of total net income before taxes for 2004. Please revise this discussion to more fully discuss how and why you determined to sell these securities, the amount(s) sold, their amortized cost and years held for both 2003 and 2004 sales. Please also discuss the relevant business purpose(s) for the sale(s) and any other considerations such as liquidity, for example, if appropriate.
Consider revising other relevant sections of the document if needed.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any accounting questions may be directed to Paula Michelle Smith at (202) 551-3696 or John Nolan, Branch Chief at (202) 551-8415.
All
other questions regarding the comments may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3775.

						Sincerely,

						Todd Schiffman
						Assistant Director
						Financial Services Group



CC:	Via U.S. Mail and Fax: (312) 609-5005
	Daniel C. McKay II, Esq.
	Jennifer Durham King, Esq.
	Vedder, Price, Kaufman & Kramholz, P.C.
	222 North LaSalle Street, Suite 2600
	Chicago, Illinois 60601
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Mr. S.M. Oksas
Mutual Federal Bancorp, Inc.
Page 5